Exhibit (a)(61)

JANUS INVESTMENT FUND

Certificate Redesignating

Janus Henderson Strategic Income Fund

The undersigned, being the Secretary of Janus Investment Fund, a Massachusetts business trust with transferable shares (the “Trust”), being duly authorized by a majority of the duly elected and qualified Trustees of the Trust acting pursuant to Sections 3.6 and 4.1 of the Trust’s Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as further amended from time to time (the “Declaration”), does hereby certify that, by affirmative vote of a majority of the Trustees at a meeting held on March 12, 2019, Janus Henderson Strategic Income Fund was redesignated Janus Henderson Developed World Bond Fund (the “Fund”), with such redesignation to be effective on or about May 30, 2019.

All of the current rights and preferences of the Fund remain in full force and effect, as set forth in the Declaration.

The undersigned further certifies that she has been duly authorized by the Trustees of the Trust to take all necessary action to file a copy of this Certificate with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration.

IN WITNESS WHEREOF, the undersigned has set her hand and seal this 16th day of July, 2019.

/s/ Kathryn Santoro
Kathryn Santoro, Secretary

STATE OF COLORADO	)
		)	ss.
CITY AND COUNTY OF DENVER	)

BEFORE ME, the undersigned authority, on this day personally appeared Kathryn Santoro, Secretary of Janus Investment Fund, who, being by me first duly sworn, stated on her oath that the foregoing document is true and correct and that she executed the same for the purposes and consideration therein expressed and in the capacity therein stated.

GIVEN UNDER MY HAND AND SEAL OF OFFICE this 16th day of July, 2019.

My Commission Expires:	/s/ Kristin Mariani
09/30/2021	Kristin Mariani, Notary Public